SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Empire Water Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

292125101

(CUSIP Number)

November 12, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292125101
1.	Name of Reporting Person Commerzbank Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -2,400,000-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -2,400,000-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -2,400,000-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.5% (1)
12.	Type of Reporting Person (See Instructions) FI

(1) The calculation of the foregoing percentage is based on 19,193,300 shares of Common Stock (as defined herein) outstanding as of February 12, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed on February 17, 2009.

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CUSIP No. 292125101
1.	Name of Reporting Person Dresdner Bank AG
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -2,400,000-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -2,400,000-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -2,400,000-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.5% (1)
12.	Type of Reporting Person (See Instructions) FI

(1) The calculation of the foregoing percentage is based on 19,193,300 shares of Common Stock (as defined herein) outstanding as of February 12, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, filed on February 17, 2009.

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STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(b) promulgated under the Act, and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G, Commerzbank Aktiengesellschaft, a German banking corporation, and Dresdner Bank AG, a German banking corporation, (each a “Reporting Person”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value $0.00001 per share (the “Common Stock”), of Empire Water Corporation (the “Issuer”).

Item 1.

(a)	Name of Issuer:
Empire Water Corporation
(b)	Address of Issuer’s Principal Executive Offices:
25 Orchard Road Lake Forest, California 92630
Item 2.
(a)	Name of Person Filing:
Commerzbank Aktiengesellschaft Dresdner Bank AG
(b)	Address of Principal Business Office or, if none, Residence:
Commerzbank Aktiengesellschaft 60261 Frankfurt am Main Frankfurt, Germany Dresdner Bank AG 6000 Frankfurt am Main Frankfurt, Germany
(c)	Citizenship: Federal Republic of Germany
(d)	Title of Class of Securities:
Common Stock, par value $0.00001 per share
(e)	CUSIP Number:
292125101

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Each Reporting Person is a bank organized under the laws of the Federal Republic of Germany.

Item .	Ownership

(a) Amount Beneficially Owned: As of the date this filing is made, Dresdner Bank AG, through its London Branch, directly owns 2,400,000 shares of Common Stock and a warrant to purchase an additional 2,400,000 shares of Common Stock at an exercise price equal to $1.25 per share. The exercise of the warrant is limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Act does not exceed 4.999% of the total number of issued and outstanding shares of Common Stock, subject to adjustment at the option of the holder on at least 61 days’ prior notice, but provided, in any event, such exercise cannot result in the holder and its affiliates and any other persons whose beneficial ownership of shares of Common Stock would be aggregated with the holder’s for purposes of Section 13(d) of the Act holding in excess of 9.999% of the total number of issued and outstanding shares of Common Stock. By virtue of its direct ownership of 100% of the outstanding capital stock of Dresdner Bank AG, Commerzbank Aktiengesellschaft may be deemed to share beneficial ownership of (and the power to vote and the power to dispose of) these shares of Common Stock and beneficial ownership of (and the power to exercise) the warrant. The shares of Common Stock and the warrant were acquired on November 12, 2008 by Dresdner Bank AG, through its London Branch, by a foreclosure on such shares and such warrant pursuant to a pledge arrangement with a defaulting third party. Commerzbank Aktiengesellschaft acquired direct ownership of 100% of the outstanding capital stock of Dresdner Bank AG from Allianz SE on January 12, 2009.

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(b) Percent of Class: See Item 11 and accompanying footnotes of each of the cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii) Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a bank organized under the laws of the Federal Republic of Germany is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2009

COMMERZBANK AKTIENGESELLSCHAFT
By:	/s/ D. Christian Southwick Name: D. Christian Southwick Title: Authorized Signatory

By:	/s/ Craig P. Sweetra Name: Craig P. Sweetra Title: Authorized Signatory

DRESDNER BANK AG
By:	/s/ D. Christian Southwick Name: D. Christian Southwick Title: Director - Compliance

By:	/s/ Jesper Bang Name: Jesper Bang Title: Director - Capital Markets

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EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated April 9, 2009, between Commerzbank Aktiengesellschaft and Dresdner Bank AG.
2	Commerzbank Aktiengesellschaft - Power of Attorney

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